UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 16) *


                        Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Ordinary Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   290160-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Shirit Caplan, Adv.
                      Discount Investment Corporation Ltd.
                        The Triangular Tower, 44th Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075888
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 12, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 15 pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     PEC Israel Economic Corporation
     13-1143258
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X}
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Maine
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            360,484
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        360,484
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     360,484
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     1.23%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 2 of 15 pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DIC Loans Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     WC
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            10,124,588.40
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        10,124,588.40
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     10,124,588.40
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     34.42%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 3 of 15 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [X]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,008,768.78
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,008,768.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     14,008,768.78
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     47.62%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 4 of 15 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,008,768.78
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,008,768.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     14,008,768.78
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     47.62%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 5 of 15 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,008,768.78
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,008,768.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     14,008,768.78
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     47.62%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------


                               Page 6 of 15 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,008,768.78
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,008,768.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     14,008,768.78
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     47.62%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 7 of 15 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,008,768.78
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,008,768.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     14,008,768.78
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     47.62%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 8 of 15 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,008,768.78
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,008,768.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     14,008,768.78
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     47.62%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                               Page 9 of 15 Pages

                                 SCHEDULE 13D/A
CUSIP NO. 290160-10-0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
Number of          -------------------------------------------------------------
Shares             8.   Shared Voting Power
Beneficially            14,008,768.78
Owned by           -------------------------------------------------------------
Each               9.   Sole Dispositive Power
Reporting               0
Person With:       -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        14,008,768.78
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     14,008,768.78
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)      [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     47.62%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                              Page 10 of 15 Pages

This Amendment No. 16 on Schedule 13D/A (the "Amendment") amends and supplements, to the extent specified herein, the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to the ordinary shares, par value New Israeli Shekel 0.003 per share, of Elron Electronic Industries Ltd. (the "Statement"). Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The following amends and supplements Items 2, 3, 4, 5 and 7 of the Statement.

Item 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

As of July 15, 2005:

     IDB Development owned approximately 68.2% of the outstanding shares of DIC.

     IDB Holding owned approximately 67.7% of the outstanding shares of IDB Development.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings - Ganden owned approximately 2% of the outstanding shares of IDB Holding; Ganden Holdings itself owned directly approximately 7.1% of the outstanding shares of IDB Holding; and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 7.23% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned directly by Ganden, by Ganden Holdings and by Shelly Bergman's wholly owned corporation as set forth above were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of DIC are set forth in Schedule C attached hereto and incorporated herein by reference. This Schedule replaces Schedule C attached to the previous amendment of the Statement. There is no change in Schedules A, B, D and E attached to the previous amendment of the Statement.

     (d) To the knowledge of the Reporting Persons, none of the directors or executive officers named in Schedule C attached to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) To the knowledge of the Reporting Persons, none of the directors or executive officers named in Schedule C attached to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 30, 2005 DIC Loans purchased 37,253 Ordinary Shares for a total purchase price of NIS 2,160,202 (approximately $472,279), excluding commissions, in cash, using its own funds to pay such total purchase price.

Item 4. PURPOSE OF TRANSACTION

The Ordinary Shares acquired by DIC Loans as set forth in this Amendment were purchased for investment purposes.


                              Page 11 of 15 pages

On July 12, 2005, DIC made filings with the appropriate Israeli regulatory authorities to obtain the requisite regulatory approval to make purchases of Ordinary Shares which will result in the Reporting Persons owning in excess of 50% of the outstanding Ordinary Shares.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

As of July 15, 2005:

     PEC beneficially owned 360,484 Ordinary Shares, or approximately 1.23% of the outstanding Ordinary Shares. PEC shares the power to vote and dispose of the Ordinary Shares owned by it.

     DIC Loans beneficially owned 10,124,588.40 Ordinary Shares, or approximately 34.42% of the outstanding Ordinary Shares. DIC Loans shares the power to vote and dispose of the Ordinary Shares owned by it.

     DIC owned directly 3,523,696.38 Ordinary Shares, or approximately 11.98% of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares and may be deemed to share to power to vote and dispose of the 360,484 Ordinary Shares owned by PEC and the 10,124,588.40 Ordinary Shares owned by DIC Loans, or a total of 14,008,768.78 Ordinary Shares, constituting approximately 47.62% of the outstanding Ordinary Shares.

     DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner of, and to share the power to vote and dispose of, an aggregate of 14,008,768.78 Ordinary Shares held by PEC, DIC Loans and DIC, constituting approximately 47.62% of the outstanding Ordinary Shares.

Elron advised the Reporting Persons that as of July 15, 2005 there were 29,416,924 Ordinary Shares outstanding, and the percentages of outstanding Ordinary Share set forth above are based on this number.

The following table sets forth the purchases of Ordinary Shares made by DIC Loans on June 30, 2005 (a total of 37,253 Ordinary Shares). All these purchases were made on the Tel Aviv Stock Exchange.

         Date of             Number of Ordinary Shares            Price Per
       Transaction                   Purchased                 Ordinary Share
       -----------                   ---------                 --------------
June 30, 2005                         2,234                      NIS 57.80
                                        160                          57.85
                                        208                          57.98
                                        560                          57.99
                                     33,186                          58.00
                                        905                          58.01

Except as set forth above and in Amendment No. 15 of the Statement, none of the Reporting Persons purchased or sold any Ordinary Shares during the last 60 days preceding July 15, 2005.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, PEC, DIC and DIC Loans owned as of July 15, 2005 an aggregate of 77,843 Ordinary Shares (including 77,437 Ordinary Shares that may be acquired pursuant to options which are exercisable within 60 days from July 15, 2005 to purchase such shares from Elron). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares during the last 60 days preceding July 15, 2005.


                              Page 12 of 15 pages

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Schedule C - Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of DIC.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 16 is true, complete and correct.

Date: July 18, 2005    PEC ISRAEL ECONOMIC CORPORATION
                       DIC LOANS LTD.
                       DISCOUNT INVESTMENT CORPORATION LTD.
                       IDB DEVELOPMENT CORPORATION LTD.
                       IDB HOLDING CORPORATION LTD.
                       NOCHI DANKNER
                       SHELLY BERGMAN
                       RUTH MANOR
                       AVRAHAM LIVNAT

                       BY:      IDB HOLDING CORPORATION LTD.

                                           (signed)
                       BY:      ______________________________

                    Dr. Zehavit Joseph and Haim Tabouch, authorized signatories of IDB Holding Corporation Ltd., for itself and on behalf of PEC Israel Economic Corporation, DIC Loans Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed to Amendment No. 13 of the Statement as Exhibits 3 through 10.


                              Page 13 of 15 pages

Schedule C

                        Directors and Executive Officers
                                       o f
                      DISCOUNT INVESTMENT CORPORATION LTD.
                              (as of July 15, 2005)


Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Shelly Bergman                                  Director              Director of companies.
9 Hamishmar Ha'Ezrachi Street, Afeka,
Tel-Aviv 69697, Israel

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Lior Hannes (1)                                 Director              Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Clal Tourism Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Chairman and Chief Executive Officer of UKI
7 High field Gardens, London W11 9HD, United                          Investments.
Kingdom


Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


                              Page 14 of 15 pages

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel (2)                                    President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Comptroller           Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel


(*)  Dual citizen of Israel and France.

(1)  As of July 15, 2005 Mr. Hannes owned 406 Ordinary Shares.

(2) As of July 15, 2005 Mr. Erel owned options that are exercisable within 60 days of such date to purchase from Elron 77,437 Ordinary Shares at a price ranging between $8.44 and $19.05 per share.


                              Page 15 of 15 pages